UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Subject Company)

TeleCommunication Systems, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

87929J103

(CUSIP Number of Class of Securities)

Maurice B. Tosé

President and Chief Executive Officer

TeleCommunication Systems, Inc.

275 West Street

Annapolis, Maryland 21401

(410) 263-7616

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth L. Henderson

Tara Newell

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of TeleCommunication Systems, Inc. (the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015, Amendment No. 2 filed on December 21, 2015 and Amendment No. 3 filed on December 23, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”) at a price per Company Share of $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2.             Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last sentence of the fourth paragraph of the subsection entitled “Tender Offer” in its entirety as follows:

The expiration date of the Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, January 5, 2016, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase. On January 4, 2016, Purchaser extended the Offer until 5:00 P.M., New York City time, on Wednesday, January 20, 2016, unless further extended.

Item 8.            Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subsection entitled “Annual and Quarterly Reports”:

Extension of Offer Period

On January 4, 2016, Purchaser extended the Offer until 5:00 P.M., New York City time, on Wednesday, January 20, 2016, unless further extended. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, January 5, 2016. According to the press release issued by Parent, as of December 31, 2015, approximately 3,500,145 Company Shares, representing approximately 6.05% of the currently issued and outstanding Company Shares, had been validly tendered and not validly withdrawn pursuant to the Offer, including 3,637 Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been actually delivered in accordance with the terms of the Offer. The press release issued by Parent announcing the foregoing is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleCommunication Systems, Inc.

	By:	/s/ Maurice B. Tosé
Name: Maurice B. Tosé
Title: President and Chief Executive Officer

Dated: January 4, 2016